UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                _________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                         18911 Collins Avenue, Apt. 2403
                        Sunny Isles Beach, Florida 33160
                                 (973) 214-5248
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
________________________________________________________________________
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)   /X/
                                                                (b)   / /
________________________________________________________________________
3.     SEC USE ONLY
________________________________________________________________________
4.     SOURCE OF FUNDS (See Instructions)
       PF (Except as noted in Item 3)
________________________________________________________________________
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                              / /
________________________________________________________________________
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
________________________________________________________________________
NUMBER OF                    7.     SOLE VOTING POWER
 SHARES                                5,916,255,613 (a) (b)
BENEFICIALLY                 8.     SHARED VOTING POWER
 OWNED BY                              356,550,000 (c)
  EACH                       9.     SOLE DISPOSITIVE POWER
REPORTING                              5,916,255,613 (a) (b)
PERSON WITH                 10.     SHARED DISPOSITIVE POWER
                                       356,550,000 (c)
________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,286,410,613 (a) (b) (c) (d)
_______________________________________________________________________
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              / /
________________________________________________________________________
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       91.0%
________________________________________________________________________
14.    TYPE OF REPORTING PERSON (See Instructions)
       IN
________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Acme Associates, Inc.        020546910
________________________________________________________________________
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)   /X/
                                                                (b)   / /
________________________________________________________________________
3.     SEC USE ONLY
________________________________________________________________________
5.     SOURCE OF FUNDS (See Instructions)
       OO (Except as noted in Item 3)
________________________________________________________________________
6.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                              / /
________________________________________________________________________
7.     CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey
________________________________________________________________________
NUMBER OF                    7.     SOLE VOTING POWER
 SHARES                                -0-
BENEFICIALLY                 8.     SHARED VOTING POWER
 OWNED BY                              240,500,000 (e)
  EACH                       9.     SOLE DISPOSITIVE POWER
REPORTING                              -0-
PERSON WITH                 10.     SHARED DISPOSITIVE POWER
                                       240,500,000 (e)
________________________________________________________________________
12.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       240,500,000 (e)
_______________________________________________________________________
13.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                       / /
________________________________________________________________________
14.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       27.3%
________________________________________________________________________
15.    TYPE OF REPORTING PERSON (See Instructions)
       CO
________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


Footnotes
---------

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $62,798,069 held by Carole Salkind as of February 21, 2005 along with accrued interest (an aggregate amount of $692,010 calculated at the stated rate of interest [8% per annum on all except the $5.0 million note dated December 22, 2004 for which the stated rate of interest is 12% per annum] until maturity and at the default rate [5% higher than the stated rate of interest] for notes in default, if applicable) and default penalty (10% of the principal in default), if applicable. The notes are convertible into NCT common stock at any time from issuance until date of note discharge at the fixed conversion prices outlined in the table below. At Carole Salkind's election, the notes may be exchanged for shares of common stock of any of NCT's subsidiaries (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price). The above calculations are based upon an assumption that a conversion notice was delivered on February 21, 2005. Interest was calculated on all of the notes at the stated rate of interest from issuance (from December 1, 2004 on the $5.0 million note) through February 21, 2005 or the respective maturity dates, if earlier. To date, one note has been converted or exchanged (on May 18, 2001, Carole Salkind converted a $500,000 note into 4,303,425 shares of NCT common stock). To date, Issuer has not repaid any secured convertible note due Carole Salkind (except for a $250,000 note dated January 25, 2001) but has rolled the matured note (or demand note for which payment had been demanded) into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by Carole Salkind as of February 21, 2005:

                                                                Conversion
    Issue Date          Due Date            Principal             Price
    ----------          --------            ---------             -----
     09/02/04           03/02/05        $    400,000            $0.0210
     09/14/04           03/14/05             400,000             0.0200
     09/14/04           03/14/05           1,351,034             0.0200
     10/01/04           04/01/05             400,000             0.0200
     10/15/04           04/15/05             425,000             0.0190
     10/21/04           04/21/05             479,393             0.0190
     11/08/04           05/08/05             425,000             0.0190
     11/23/04           05/23/05             400,000             0.0180
     11/23/04           05/23/05             479,901             0.0190
     12/02/04           06/02/05             400,000             0.0170
     12/17/04           06/17/05             400,000             0.0166
     12/22/04           06/22/05          13,933,585             0.0166
     12/22/04           12/22/09           5,000,000             0.0166
     12/31/04           06/30/05             400,000             0.0180
     12/31/04           06/30/05           8,968,594             0.0180
     01/26/05           07/26/05             400,000             0.0172
     01/26/05           07/26/05          11,291,006             0.0172
     02/09/05           08/09/05             400,000             0.0180
     02/09/05           08/09/05          15,986,794             0.0180
     02/16/05           08/16/05             400,000             0.0184
     02/21/05           08/21/05             457,762             0.0195
                                      ---------------
                                        $ 62,798,069
                                      ===============

(b) Assumes the exercise in full of currently vested warrants granted to Carole Salkind to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to Carole Salkind as of February 21, 2005, as amended to reduce the exercise prices, are as follows:

                                                                     Shares
    Grant Date       Expiration Date       Exercise Price           Granted
    ----------       ---------------       --------------           --------
     02/13/01           02/13/06              $ 0.0710             7,042,254
     05/14/01           05/14/06                0.0710               500,000
     08/22/01           08/22/06                0.0710               625,000
     09/28/01           09/28/06                0.0710             1,000,000
     12/20/01           12/20/06                0.0710             1,250,000
     01/11/02           01/11/07                0.0790             2,789,082
     01/25/02           01/25/07                0.0900               812,500
     01/25/02           01/25/07                0.0900               312,500
     02/27/02           02/27/07                0.0790             1,034,266
     03/01/02           03/01/07                0.0790               437,500
     05/02/02           05/02/07                0.0940             3,188,708
     05/02/02           05/02/07                0.0940             3,562,500
     05/29/02           05/29/07                0.0950             1,500,000
     06/02/02           06/02/07                0.0970             1,500,000
     07/03/02           07/03/07                0.0780             1,500,000
     07/12/02           07/12/07                0.0750            20,000,000
     07/15/02           07/15/07                0.0750             1,500,000
     07/23/02           07/23/07                0.0590             2,250,000
     08/14/02           08/14/07                0.0820             1,500,000
     08/29/02           08/29/07                0.0760             2,100,000
     09/09/02           09/09/07                0.0770             1,500,000
     09/30/02           09/30/07                0.0700            10,000,000
     09/30/02           09/30/07                0.0700            16,157,565
     11/07/02           11/07/07                0.0720             1,750,000
     11/20/02           11/20/07                0.0540             1,750,000
     11/21/02           11/21/07                0.0535             6,271,926
     12/02/02           12/02/07                0.0480             1,500,000
     12/16/02           12/16/07                0.0420             1,750,000
     12/26/02           12/26/07                0.0420            10,206,373
     12/30/02           12/30/07                0.0412             1,500,000
     01/15/03           01/15/08                0.0410             2,000,000
     01/23/03           01/23/08                0.0400            11,775,579
     01/30/03           01/30/08                0.0410             1,500,000
     02/11/03           02/11/08                0.0400             5,500,000
     03/04/03           03/04/08                0.0350             2,000,000
     03/13/03           03/13/08                0.0310             4,250,000
     03/13/03           03/13/08                0.0310             3,750,000
     04/02/03           04/02/08                0.0290             2,000,000
     04/11/03           04/11/08                0.0310             2,000,000
     04/21/03           04/21/08                0.0370             2,000,000
     05/15/03           05/15/08                0.0460             2,000,000
     05/22/03           05/22/08                0.0420             7,500,000
     05/28/03           05/28/08                0.0440             1,900,000
     06/12/03           06/12/08                0.0440            10,500,000
     06/12/03           06/12/08                0.0440             2,000,000
     06/28/03           06/28/08                0.0380             2,000,000
     07/14/03           07/14/08                0.0312             2,000,000
     07/14/03           07/14/08                0.0312             2,000,000

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


     07/28/03           07/28/08                0.0420             2,000,000
     07/28/03           07/28/08                0.0420             2,000,000
     08/07/03           08/07/08                0.0539             2,750,000
     08/18/03           08/18/08                0.0450             2,000,000
     08/28/03           08/28/08                0.0550             2,000,000
     08/28/03           08/28/08                0.0550             2,000,000
     09/11/03           09/11/08                0.0500             2,500,000
     09/12/03           09/12/08                0.0500             2,000,000
     10/02/03           10/02/08                0.0430             4,000,000
     10/14/03           10/14/08                0.0440            19,250,000
     10/14/03           10/14/08                0.0440             2,000,000
     11/03/03           11/03/08                0.0440             2,000,000
     11/21/03           11/21/08                0.0410             2,250,000
     11/21/03           11/21/08                0.0410             2,500,000
     11/22/03           11/22/08                0.0410             2,500,000
     12/15/03           12/15/08                0.0370            16,500,000
     12/15/03           12/15/08                0.0370             2,500,000
     12/31/03           12/31/08                0.0400            32,250,000
     12/31/03           12/31/08                0.0400             5,500,000
     02/13/04           02/13/09                0.0500             6,750,000
     03/05/04           03/05/09                0.0490             6,750,000
     03/15/04           03/15/09                0.0470            96,500,000
     03/15/04           03/15/09                0.0470            56,500,000
     03/15/04           03/15/09                0.0470             6,750,000
     03/15/04           03/15/09                0.0470             5,000,000
     04/01/04           04/01/09                0.0530             6,750,000
     04/14/04           04/14/09                0.0501             6,750,000
     05/07/04           05/07/09                0.0410             6,750,000
     05/21/04           05/21/09                0.0340             6,750,000
     06/04/04           06/04/09                0.0310             6,750,000
     06/15/04           06/15/09                0.0270            46,000,000
     06/15/04           06/15/09                0.0270            27,000,000
     06/15/04           06/15/09                0.0270           114,000,000
     06/16/04           06/21/09                0.0270             7,500,000
     06/16/04           06/16/09                0.0270             6,750,000
     06/16/04           06/16/09                0.0270             7,750,000
     06/28/04           06/28/09                0.0310            72,250,000
     06/30/04           06/30/09                0.0310            57,250,000
     07/16/04           07/16/09                0.0290             6,750,000
     07/16/04           07/16/09                0.0296           156,000,000
     08/02/04           08/02/09                0.0270           223,750,000
     08/02/04           08/02/09                0.0270             7,500,000
     08/10/04           08/10/09                0.0211             6,750,000
     09/02/04           09/02/09                0.0210             6,750,000
     09/14/04           09/14/09                0.0200             6,750,000
     09/14/04           09/14/09                0.0200            22,250,000
     10/01/04           10/01/09                0.0200             6,750,000

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


     10/15/04           10/15/09                0.0190             7,500,000
     10/21/04           10/21/09                0.0190             8,000,000
     11/08/04           11/08/09                0.0190             7,500,000
     11/23/04           11/23/09                0.0180             6,750,000
     11/23/04           11/23/09                0.0190             8,000,000
     12/02/04           12/02/09                0.0170             8,250,000
     12/17/04           12/17/09                0.0166             6,750,000
     12/22/04           12/22/09                0.0166           229,500,000
     12/22/04           12/22/09                0.0166            82,500,000
     12/31/04           12/31/09                0.0180             6,750,000
     12/31/04           12/31/09                0.0180           147,750,000
     01/26/05           01/26/10                0.0172             6,750,000
     01/26/05           01/26/10                0.0172           186,000,000
     02/09/05           02/09/10                0.0180             6,750,000
     02/09/05           02/09/10                0.0180           263,250,000
     02/16/05           02/16/10                0.0184             6,750,000
     02/21/05           02/21/10                0.0195             7,750,000
                                                              ----------------
                                                               2,272,215,753
                                                              ================

(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares (356,550,000 shares). Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As a result, all of the Acme, Motorworld, Inframe, Avant, Turbo Networks, Maple, Leben Care and Stop Noise option shares have been deemed beneficially owned by Carole Salkind. Carole Salkind disclaims beneficial ownership of the Leben Care and Stop Noise option shares (11,725,000 shares). The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of February 21, 2005 are as follows:


                                       Expiration     Exercise        Shares
        Optionee          Grant Date      Date         Price          Granted
        --------          ----------      ----         -----          -------
Leben Care, Inc.           01/08/02     01/24/07      $ 0.0790       1,500,000
Leben Care, Inc.           01/25/02     05/22/06        0.1300         600,000
Leben Care, Inc.           01/25/02     05/22/06        0.1300         300,000
Leben Care, Inc.           01/25/02     05/22/06        0.1300         450,000
Leben Care, Inc.           01/25/02     05/22/06        0.1300         500,000
Leben Care, Inc.           01/25/02     01/24/07        0.0900       5,000,000
                                                                  --------------
  Subtotal                                                           8,350,000
                                                                  --------------

Stop Noise, Inc.           02/27/02     06/30/06        0.1200         625,000
Stop Noise, Inc.           02/27/02     10/08/06        0.0925       1,500,000
Stop Noise, Inc.           02/27/02     02/26/07        0.0790       1,250,000
                                                                  --------------
  Subtotal                                                           3,375,000
                                                                  --------------

Acme Associates, Inc.      09/30/02     09/30/07        0.0700      50,000,000
Acme Associates, Inc.      07/14/03     07/14/08        0.0312      25,000,000
Acme Associates, Inc.      09/11/03     09/11/08        0.0520       7,500,000

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


Acme Associates, Inc.      10/03/03     10/03/08        0.0430       5,750,000
Acme Associates, Inc.      10/14/03     10/14/08        0.0440      44,000,000
Acme Associates, Inc.      11/03/03     11/03/08        0.0450       2,000,000
Acme Associates, Inc.      11/21/03     11/21/08        0.0410       6,500,000
Acme Associates, Inc.      12/17/03     12/17/08        0.0370      99,750,000
                                                                  --------------
  Subtotal                                                         240,500,000
                                                                  --------------

                                                                  --------------
Motorworld, Incorporated   12/26/03     12/26/07        0.0420      23,000,000
                                                                  --------------

                                                                  --------------
Inframe, Inc.              01/23/03     01/23/08        0.0420      23,000,000
                                                                  --------------

Avant Interactive, Inc.    02/11/03     02/11/08        0.0400       7,000,000
Avant Interactive, Inc.    03/12/03     03/12/08        0.0310      13,500,000
Avant Interactive, Inc.    04/03/03     04/03/08        0.0290       2,000,000
Avant Interactive, Inc.    04/11/03     04/11/08        0.0310       2,000,000
                                                                  --------------
  Subtotal                                                          24,500,000
                                                                  --------------

Turbo Networks, Inc.       04/17/03     04/17/08        0.0370       2,000,000
Turbo Networks, Inc.       05/22/03     05/22/08        0.0420      18,550,000
Turbo Networks, Inc.       06/28/03     06/28/08        0.0400       2,000,000
                                                                  --------------
  Subtotal                                                          22,550,000
                                                                  --------------

                                                                  --------------
Maple Industries, Inc.     06/12/03     06/12/08        0.0440      23,000,000
                                                                  --------------

  Total                                                            368,275,000
                                                                  ==============


(d) Includes 5,000 shares held by Carole Salkind's separated spouse as to which Carole Salkind disclaims beneficial ownership. The stock certificate for such shares is in the possession of the Issuer. As of the date of event that requires this filing, the value of these shares is approximately $95. Includes 1,875,000 currently exercisable option shares held by her separated spouse as to which Carole Salkind also disclaims beneficial ownership.

(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).

This Schedule 13D is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons").


Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


Item 2.   Identity and Background.

          1.  Carole Salkind

          Ms. Salkind is a stockholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind's present principal occupation is private investor. Her business address is 18911 Collins Avenue, Apt. 2403, Sunny Isles Beach, Florida 33160. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2.   Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services. The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme. Mr. Salkind's present principal occupation is President of Acme Associates, Inc. Mr.
          Salkind's  business  address  is 322 Green Pond  Road,  Hibernia,  New
          Jersey 07842. Mr. Salkind is a citizen of the United States of America.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a NCT convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock purchased in four open market transactions placed through the OTC Bulletin Board in 1999; (5) 2,685,000 shares of NCT's common stock purchased in various open market transactions prior to 1999 placed through the NASDAQ National Market System; (6) 6,857,143 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act; (7) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


          under Regulation D under the Securities Act for a purchase price of $93,000, or $0.093 per share; (8) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (9) the options described in footnotes (c) and (d) above in private placements under Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the convertible note for $5,000,000 dated December 22, 2004, the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002, the warrant for 82,500,000 shares received by Carole Salkind on December 22, 2004 and the options granted, as outlined in footnotes
          (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. Carole Salkind paid for and received the convertible note for $5,000,000 and related warrant for 82,500,000 shares on December 22, 2004 for her release of NCT and others from and against all claims that had been assigned to Carole Salkind by Production Resource Group, LLC. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc., respectively, were in consideration of consulting services provided by each to NCT.

Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a), (b), (c) and (d) above for investment purposes only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a)      As of February 21, 2005,  Carole  Salkind  beneficially  owns
          6,286,410,613 shares, or 91.0%, of the Issuer's common stock (the "Beneficially Owned Shares") consisting of: (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of February 21, 2005 is convertible, currently or within 60 days of February 21, 2005, into 3,588,029,373 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through February 21, 2005 is convertible, currently or within 60 days of February 21, 2005, into 39,511,669 shares of the Issuer's common stock; (iv) warrants of the Issuer exercisable, currently or within 60 days of February 21, 2005, for an aggregate of 2,272,215,753 shares of the Issuer's

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


          common stock; (v) options of the Issuer exercisable, currently or within 60 days of February 21, 2005, for 368,275,000 shares of the Issuer's common stock (see footnote (c) above); and (vi) 1,880,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (1,875,000 under currently exercisable options - see footnote (d) above).

          Acme Associates, Inc. beneficially owns 240,500,000 shares, or 27.3%, of the common stock of NCT by virtue of options to purchase 240,500,000 shares of common stock of NCT that are exercisable currently or within 60 days of February 21, 2005.

          (b)      Carole  Salkind  has sole  voting and  dispositive  power of
          5,916,255,613   Beneficially   Owned  Shares  and  shared  voting  and
          dispositive power of 356,550,000 Beneficially Owned Shares. See footnotes (a), (b), (c), (d) and (e) above.

          Acme Associates, Inc. has shared voting and dispositive power over all 240,500,000 shares of common stock of NCT that Acme beneficially owns. See footnote (c) above.

          (c) Through February 21, 2005, Carole Salkind has funded Issuer an aggregate of $36,840,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured or upon demand and issued rollover notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 5% greater than the stated rate after the maturity date, or demand for payment of a demand note, on the principal in default along with interest through maturity calculated at the stated rate) and default penalty (10% of the principal in default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the rollover note.

          (d)      Not applicable.

          (e)      Not applicable.

Item 6 Contracts, Arrangements,Understandings or Relationship With Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Joint Filer Agreement Pursuant to Rule 13d-1 between Carole Salkind and Acme Associates, Inc. dated June 28, 2003 filed with
          Schedule 13D as filed on December 19, 2003 and incorporated herein by reference.

                                  SCHEDULE 13D
CUSIP No.  62888Q109
           ---------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2005


                                                    /s/ Carole Salkind
                                                    -------------------------
                                                        CAROLE SALKIND


                                                    ACME ASSOCIATES, INC.

                                                    By: /s/  Carole Salkind
                                                        ----------------------
                                                              Carole Salkind
                                                              Attorney-in-fact